Exhibit 99.4

April 13, 2026

To:	Nicola Mining Inc.

Suite 1212 – 1030 West Georgia Street

Vancouver, BC V6E 2Y3, Canada

Consent of Expert

Reference is made to the final prospectus supplement (the “Final Prospectus Supplement”) to the Registration Statement on Form F-10, dated January 29, 2026 of Nicola Mining Inc., and any subsequent prospectus supplements relating to the offering of securities to which the Final Prospectus Supplement relates (collectively, the “Prospectus Supplement”), filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, Kevin Wells, P. Geo., hereby consent to the references in the Prospectus Supplement to my name and the technical report entitled “NI 43-101 Technical Report on the Preliminary Copper Resource for the Southern Dump and 3060 Portal Dumps” with an effective date of May 21, 2020 (the “Technical Report”) and to the inclusion or incorporation by reference in the Prospectus Supplement of written disclosure from the Technical Report and extracts from or a summary of the Technical Report.

/s/ “Kevin Wells”
Kevin Wells, P. Geo.